VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

July 30, 2014

VIA EDGAR

Ms. Amy Miller, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voya Separate Portfolios Trust (formerly, ING Separate Portfolios Trust)

SEC File Nos.  333-141111; 811-22025

Dear Ms. Miller:

This letter responds to comments provided to Kristin Freeman on or about July 9, 2014, by the Staff of the U.S. Securities and Exchange Commission (“Staff”) for Post-Effective Amendment No. 40 (“Amendment”) to the Registration Statement of Voya Separate Portfolios Trust (“Registrant”), filed on or about May 23, 2014 on Form N-1A for the Registrant. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL COMMENTS

1.                                      Comment:                                     The Staff requested that the Registrant confirm that the expenses associated with investments in other investment companies and ETFs are reflected in the line item for “Acquired Fund Fees and Expenses” or were considered in determining that the line item was not required in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

Response:                                        The Registrant confirms that it was not necessary to include the line item “Acquired Fund Fees and Expenses” in the “Annual Fund Operating Expenses” table in accordance with Instruction 3(f)(i) of Item 3 of Form N-1A.

2.                                      Comment:                                     The Staff requested that the Registrant confirm that the Expense Limitation Agreement or waivers will be in place for at least one year.

Response:                                        The Registrant confirms that the Expense Limitation Agreement or waivers will be in place for at least one year.

3.                                      Comment:                                     The Staff requested that the Registrant clarify whether the administration fee waiver and management fee waiver footnote following the “Waivers and Reimbursements” allows the Adviser and the Administrator or the Fund’s Board to terminate the waivers as the current disclosure is unclear.  The Staff requested that the Registrant also revise the footnote to eliminate the additional language regarding the Board’s renewal policy.

Response:                                        The Registrant will revise the disclosure such that the termination provisions are more clear.

PRINCIPAL INVESTMENT STRATEGIES

4.                                      Comment:                                     The Staff noted that the “Principal Investment Strategies” section with regard to providing shareholders 60 days’ prior written notice of any change in the investment policy is placed prior to the definition of the securities in which the Fund invests. The Staff requests that the notice to provide shareholders with prior written notice be placed at the end of the first paragraph.

Response:                                        The Registrant will revise the paragraph such that the definition of the types of securities is more prominent.

5.                                      Comment:                                     The Staff noted that the “Principal Investment Strategies” section states that the Fund may invest in derivative instruments including options, futures contracts, options on futures, fixed-income swap agreements, credit default swap agreements, and currency related derivatives including currency forwards and currency swaps.  The Staff requested that the Registrant confirm that these are principal investment strategies of the Fund and to revise the disclosure to state only those derivatives in which the Fund invests principally.

Response:                                        The Registrant confirms that the derivatives listed are part of the Fund’s principal investment strategies and the Registrant believes that the disclosure is made in accordance with the observations of the Staff provided by Barry Miller to the Investment Company Institute on or about July 30, 2010.

6.                                      Comment:                                     The Staff noted that the “Principal Investment Strategies” section states that the Fund’s Sub-Adviser may sell securities for a variety of reasons and that the Fund may also lend portfolio securities. The Staff requests that the registrant confirm that these are principal investment strategies and requests the Registrant revise the disclosure to state only investment strategies in which the Fund invests principally.

Response:                                        The Registrant appreciates the Staff’s comment but the Registrant confirms that these disclosures relate to the Fund’s principal investment strategies.

7.                                      Comment:                                     The Staff noted that under the heading of “Additional Information about Principal Investment Strategies” under the “More Information About the Fund” section states that for a complete description of the Fund’s principal investment strategies, please see the Fund’s summary prospectus or the summary section of this Prospectus. The Staff requests that the Registrant revise or delete this statement as refers shareholders back to Item 4.

Response:                                        The Registrant appreciates the Staff’s comment but the Registrant believes that the disclosure is appropriate.

STATEMENT OF ADDITIONAL INFORMATION

8.                                      Comment:                                     The SAI states, “The Fund takes the position, with respect to concentration in any particular industry or group of industries […], that agency mortgage-backed securities that are issued or guaranteed by the U.S. Government, its agencies or instrumentalities, non-agency residential mortgage-backed securities, commercial mortgage-backed securities, collateralized mortgage obligations or any asset-backed securities do not represent interests in any particular industry or group of industries” and are therefore not subject to the fundamental policy that the Fund may not “purchase any securities which would cause 25% or more of the value of its total assets at the time of purchase to be invested in securities of one or more issuers conducting their principal business activities in the same industry.”  Revise this position (and any similar statements) to reflect the Staff’s view that non-agency residential mortgage-backed securities, commercial mortgage-backed securities, and collateralized mortgage obligations do represent interests in an industry or group of related industries.

Response:                                        For the reasons detailed below, the Registrant respectfully declines to make the changes requested by the Staff.  The Registrant believes that treating non-agency residential mortgage-backed securities, commercial mortgage-backed securities, and collateralized mortgage obligations (together, referred to herein as “certain mortgage related securities”) as not part of any industry for purposes of the Registrant’s concentration policy is a reasonable position consistent with Staff guidance.

1.                                      Guide 19

The Staff’s views on industry concentration were discussed in Guide 19 to Form N-1A, adopted by the SEC when it first adopted Form N-1A to assist registrants in the form’s preparation, in which industry concentration is defined as an investment of more than twenty-five (25) percent of the value of a fund’s assets in any single industry.(1)  In providing guidance on the Staff’s views regarding industry classifications, Guide 19 stated in relevant part:

A registrant […] may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

Guide 19 therefore allowed registrants to define their own particular industry classifications as long as the registrants ensured that their classifications were reasonable and that the companies within a particular industry had materially similar primary economic characteristics. Even though the guidelines were rescinded in 1998 as part of unrelated amendments to Form N-1A,(2) registrants still rely on the guidelines.(3)

2.                                      “Industry” Defined

As part of implementing the Registrant’s concentration policy, the Registrant is required to determine which types of securities are considered an “industry” under its concentration policy.  Neither the Registrant’s concentration policy, the 1940 Act, nor any SEC regulation defines “industry” for 1940 Act concentration policy purposes.  In fact, the definition of the term “industry” has been debated at the SEC in the past,(4) with the SEC even acknowledging that the “treatment of ‘concentration’ [has] suffered from problems of industry definition. There is no clear standard to determine what constitutes an ‘industry.’”(5)

(1)                                 Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 6479 at Guide 19 (Aug. 12, 1983) (“Form N-1A Adopting Release”).

(2)                                 Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 7512 (Mar. 13, 1998).

(3)                                 A recent amicus brief filed by the SEC indicates the Commission expressly approves of the Guide 19 instruction that registrants may make their own reasonable industry classifications so long as they are not overly broad within the meaning of Guide 19. Brief for Securities and Exchange Commission as Amicus Curiae Supporting Plaintiffs at 9, In re Charles Schwab Corp. Securities Litigation, No. C-08-01510 (N.D. Cal. March 25, 2010)(“Although the 1983 guidelines do not apply to registration statements currently filed under Form N-1A [citation omitted], the Commission agrees with the portion of Guide 19 quoted above, upon which the investment company industry continues to rely (as reflected by the parties’ arguments here)”)(the “SEC Amicus Brief”).

(4)                                 See DIVISION OF INVESTMENT MANAGEMENT, U.S. SECURITIES AND EXCHANGE COMMISSION, PROTECTING INVESTORS: A HALF CENTURY OF INVESTMENT COMPANY REGULATION, at 281 n.103 (May 1992), (“it is often difficult to fit companies into distinct industry categories”).

(5)                                 Money Market Fund Reform, Investment Company Act Release No. 28807, at n.224 (June 30, 2009).

As such, the Registrant’s determination to not treat certain mortgage related securities as part of any particular industry is a reasonable determination. As is commonly accepted, the term “industry” is viewed as an aggregation of companies that produce similar products or services (e.g., the energy or telecommunications industry).  In comparison, certain mortgage related securities are a type of security and are no more an “industry” than futures, preferred stock or debentures are industries.  Moreover, several publicly available industry classification schemes, including the codes discussed below, do not classify certain mortgage related securities as part of any particular industry.

For example, with regard to fixed income investments, debt securities are classified by sector and not by industry.  Corporate, mortgage-backed, asset-backed, and international securities each represent a different sector of fixed income investing, but do not necessarily relate to any one particular industry or group of related industries.  Accordingly, international securities, as a sector, combine securities of issuers from a variety of industries, from mining to automobiles to financial services and everything in between.

3.                                      The Particular Structure of Certain Mortgage Related Securities Does Not Allow For Industry Classification Within the Meaning of Guide 19

The notion of “industry” indicates that it applies to issuers that deal in similar products or services.  As Guide 19 states, an “industry” should not be comprised of “companies” whose “primary economic characteristics” are materially different.  With regard to certain mortgage related securities, it is the Registrant’s view that the variety of securities and assets that fall within the definition of the term “certain mortgage related securities” is too large to legitimately view them as an industry.  For example, mortgage-backed securities may be backed by traditional residential mortgages, second or home equity mortgages, mortgages on multi-family properties as well as commercial properties, each of which will ultimately have very different economic risk characteristics.  If all of these securities were treated as one single “industry”, this would go against the Staff’s guidance, which explicitly provides that the primary economic characteristics of issuers in an industry should not be materially different.(6)  The varied primary economic characteristics of the issuers underlying these securities would therefore conflict with the Staff’s guidance in Guide 19 if they were treated as one “industry.”

Mortgage related and other types of asset-backed securities are established when the originators of mortgage and asset-backed loans sell large quantities of mortgage or asset-backed loans to different legal entities, frequently referred to as special purpose vehicles (“SPVs”).  These SPVs issue “pass-through” securities that rely on principal and interest payments on the underlying mortgage or asset-backed loans for the payment of principal and interest.  As such, the holders of the mortgage or asset-backed securities do not usually have recourse to the originators of the loans and the SPVs only hold assets that are pools of mortgage and other assets collateralizing the securities.

In particular, the SEC has noted in a release on asset-backed securities (the “ABS Release”) that with regard to asset-backed securities, the issuers of such asset-backed securities are fundamentally different from corporate securities and operating companies.(7) As the SEC explained, “In offering […] [asset-backed securities], there is generally no business or management to describe. Instead, information about the transaction structure and the characteristics and quality of the asset pool and servicing is often what is most important to investors.”  As such, with regard to asset-backed securities, the fundamental focus should be on the nature of the pool assets.(8)  As this language demonstrates, the SEC has acknowledged that asset-backed securities are fundamentally different from corporate securities or

(6)                                 Guide 19, supra note 1.

(7)                                 SEC release, Asset-Backed Securities, Securities Act Release 8518 (Dec. 22, 2004)

(8)                                 See id. As the SEC said in Item 111(b) “the material characteristics will vary depending on the nature of the pool assets.”

operating companies, do not fall within a specific industry categorization and are themselves composed of securities from a variety of industries.  Therefore, the similarity of asset-backed securities and certain mortgage related securities in their relation to their underlying assets would indicate that for mortgage related securities the focus should also be on the underlying nature of the pool assets.  The relevance to investors of the underlying securities means that the concept of an industry classification to describe certain mortgage related securities would not be an adequate reflection of their perception in reality and how they should be consistently viewed by the SEC.

In the Registrant’s experience, investments in certain mortgage related securities are not necessarily subject to material economic or risk exposure to the originating entities.  If certain securities backed by sub-prime loans perform poorly, for example, the originating entity may be obligated to purchase back certain poorly performing loans.  The fact, however, that sub-prime loans only constitute one narrow segment of a diverse mortgage-backed securities market and the characteristics and risk profiles of the originators and SPVs differ materially from one another, as well as the risks of the individual mortgagors and debtors, has lead the Registrant to believe that it is “reasonable” not to classify certain mortgage related securities as a single industry for purposes of the Registrant’s industry concentration policy.

Moreover, the varying economic characteristics of certain mortgage related securities indicate that they should not be regarded as part of any “industry.”  The various borrowers that underlie each individual security may differ greatly and may, for example, as for mortgagors, show vast differences in terms of geography, consistency of net worth, attitude about making payments on mortgages, or differences in job security or future income potential.  The ability of all these factors to have a significant effect on a particular mortgagor’s ability and desire to pay their mortgage, combined with other factors such as the economy on a national, regional and local scale may affect the risk characteristics of these types of securities.

The approach to view certain mortgage related securities as composed of securities from potentially a variety of industries aligns with the SEC’s approach in its ABS Release, which acknowledged that mortgages could be composed of securities from different industry sectors. The ABS Release specifically included as one of its requirements the obligation to provide the “industry sector for commercial mortgages,” thus, indicating that commercial mortgages can be composed of different industry sectors.(9)  As the SEC’s language in the ABS Release therefore demonstrates, the SEC itself has confirmed that the concept of industry classifications is not appropriate with regard to certain mortgage related securities because the nature and risk characteristics of such securities heavily depend on the underlying securities and can themselves be comprised of securities from different industries.

As such, there is no one primary economic characteristic of any one type of certain mortgage related securities that would allow them to be treated as a single “industry.”  Even if a common risk existed to mortgagors underlying a particular mortgage related security that would lead to a correlated default by such mortgagors, it is the very structure of the securitization process that further diffuses this risk.  The pooling of diverse mortgages into a single pool followed by the securitization into a mortgage-backed security which is divided into tranches diversifies the payment streams of an already diverse collection of mortgagors.  Whatever similar economic characteristics may have existed within such a diverse pool of mortgagors (if any at all) is diffused by the multiple payment streams that are sub-divided and flow via tranches to investors.  Therefore, because no one mortgage related security has a particular primary economic characteristic, it is reasonable and consistent with Guide 19 for the Registrant to regard each mortgage related security as not part of any “industry.”

(9)                                 See id. One of the questions that the Release asks is to describe the material characteristics of the asset pool, which includes a question to describe the type and/or use of underlying property, product or collateral and to specify the industry sector for commercial mortgages. See Item 1111(b)(7)(iv).

4.                                      Generally Recognized Industry Classification Schemes Do Not Classify Mortgage Related Securities as Part of Any Industry

Guide 19 itself refers to an SEC publication, the Directory of Companies Filing Annual Reports with the Securities and Exchange Commission (the “Directory”),(10) which has served the Staff as an authority for establishing industry classifications.  Although the most recent version of the Directory is dated September 30, 1999, the SEC still publishes industry classifications on its website(11) that are purportedly based on the widely-recognized Standard Industrial Classification (SIC) Codes, which list “Real Estate,” “Operators of Nonresidential Buildings,” and “Real Estate Investment Trusts” as separate industries.(12)

In addition, the NAICS Codes,(13) which were designed to replace the SIC Codes do not use industry classifications that establish mortgage related securities, or any equivalent designation as an “industry.”  Several government agencies use the more modern NAICS Codes instead of the SIC Codes, although some agencies such as the SEC still use the SIC Codes as the basis for their industry classifications.

The existence of different classifications and the Staff’s different approaches over time, demonstrates that there is a level of subjectivity involved in defining what constitutes a “reasonable” industry classification.  In other words, if the current NAICS Code does not classify mortgage related securities as an “industry,” while the SEC or the Staff determined otherwise, by definition different persons come to different conclusions as to what is a reasonable industry classification. Accordingly, a registrant following the Staff instruction of Guide 19, could reasonably determine that certain mortgage related securities are non-industries, in the same way that the drafters of the NAICS Codes or the Staff in the past determined that such securities were not industries.

Indeed, during at least the first sixty-five years of administration of the 1940 Act, we are unaware of the Staff or the SEC taking the position that certain mortgage related securities are an industry.  A change in the Staff’s approach is not only troublesome from a policy perspective because it was made without an official interpretation that would have permitted the opportunity to comment, but it also demonstrates the variety of approaches that can be taken with regard to the designation of an industry in this context.  If the SEC can arrive at different outcome over time, it would be reasonable not to view certain mortgage related securities as part of any industry in the absence of an official SEC interpretation.

(10)                          Directory of Companies Required to File Annual Reports with the Securities and Exchange Commission (Sept. 30, 1999)(the “Directory”).

(11)                          Available at http://www.sec.gov/info/edgar/siccodes.htm. The current list is organized by three separate column headings: “SIC Code,” “A/D Office,” and “Industry Title.” The preamble to the list states, “[t]he Standard Industrial Classification Codes that appear in a company’s disseminated EDGAR filings indicate the company’s type of business. These codes are also used in the Division of Corporation Finance as a basis for assigning review responsibility for the company’s filings. For example, a company whose business was Metal Mining (SIC 1000) would have its filings reviewed by staffers in A/D Office 9.” In this context, it appears the primary function of the SEC’s classification methodology is a logistical one (i.e., to assign filings for review by appropriate offices within the Division of Corporation Finance). Accordingly, it is unclear if the Directory’s classifications, as currently published on the SEC website, should be viewed as a substantive determination by the SEC that a particular type of security or issuer is an “industry” within the meaning of the 1940 Act, or simply a means of routing incoming filings among the Staff.

(12)                          See SIC Codes 6189, 6500, and 6798, respectively.

(13)                          EXECUTIVE OFFICE OF THE PRESIDENT, OFFICE OF MANAGEMENT AND BUDGET, NORTH AMERICAN INDUSTRY CLASSIFICATION SYSTEM (2007) (the “NAICS Codes”). First adopted in 1997, the NAICS Codes are a standardized industry classification system for the United States, Canada and Mexico that replaced the SIC Codes.

5.             The Staff’s Position Would Not Be in the Best Interest of Investors

If the Staff’s position were implemented, it would have negative effects on the ability of a fund to tailor its securities allocations to the needs of its investors.  If a fund were locked into maintaining its concentration at certain artificial, Staff imposed levels by virtue of adopting the Staff’s policy, it would require portfolio managers to limit or increase a fund’s allocations to particular securities.  In this case, the portfolio management team is seeking greater discretion to maintain the level of securities in certain mortgage related securities at a level that it believes works best for its investment strategy and is in the best interest of investors.  As such, the Staff’s position to prescribe certain artificial industry concentration levels would hinder these professional managers in managing the Fund in a manner that they think is in the best interests of the Fund and the Fund’s investors.

Moreover, the Staff’s focus on industry concentration diverts from the importance of proper risk disclosure for the Fund.  The experience of recent years has vividly demonstrated the importance of specific and carefully tailored risk disclosure that states that these securities, like other classes of fixed income securities, have risk characteristics that need to be accounted for and understood by investors.  The Fund has therefore ensured that its disclosure includes appropriate disclosures on the risks of this particular asset class.  Therefore, the application of specific industry concentration designations would diminish and divert from the importance of providing adequate risk disclosures.

The Registrant does not think that the Staff’s position is sufficiently supported by Staff guidance to require a revision of its current disclosure and the Registrant is unaware of a provision of the 1940 Act or SEC regulation that would necessarily prohibit viewing certain mortgage related securities as not part of any “industry” or group of related “industries.” Therefore, the Registrant has decided to keep its current disclosure as is.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management — Voya Family of Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.
Voya Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

ATTACHMENT A

VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

July 30, 2014

VIA EDGAR

Ms. Amy Miller, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Separate Portfolios Trust (formerly, ING Separate Portfolios Trust)

SEC File Nos.  333-141111; 811-22025

Dear Ms. Miller:

ING Separate Portfolios Trust (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in these filings.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Investment Management — Voya Family of Funds

Attachment

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP